United States securities and exchange commission logo





                          August 27, 2020

       James Sinclair
       Executive Chairman
       Tanzanian Gold Corp
       #202, 5226 Larch Street
       Vancouver, British Columbia
       Canada V6M 4E1

                                                        Re: Tanzanian Gold Corp
                                                            Registration
Statement on Form F-3
                                                            Filed August 21,
2020
                                                            File No. 333-248210

       Dear Mr. Sinclair:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Daniel B. Eng